pE
8-1-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

Commission File Number 000-27322

Mountain Province Diamonds Inc.

(Translation of registrant's name into English)

21 Nesbitt Drive, Toronto, Ontario M4W 2G2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [X]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MOUNTAIN PROVINCE DIAMONDS INC.

ANNUAL REPORT 2004



Developing one of North America's premier diamond deposits

To our Shareholders

What a difference a year makes! In April 2003 De Beers, after updating the desktop study, decided to postpone a pre-feasibility study decision because of geo-political and economic uncertainties at that time. Then at the end of July 2003, De Beers notified the Company that they had started work on a detailed cost estimate of a pre-feasibility study of the Gahcho Kué Project. They based their decision on improving geo-political and economic conditions, which supported confidence in longer-term diamond price projections. In November 2003, the Board of Directors of De Beers approved a budget of approximately $25 million for an in-depth project study of the Gahcho Kué Project's Hearne, 5034, and Tuzo kimberlite pipes and work on this study started in January 2004. As of July 2004, the first phase of the in-depth study has been completed. The study will be of sufficient detail to allow the Gahcho Kué Project, previously known as the Kennady Lake Project, to advance to mine permitting should the project's profitability level support a decision to go to the next phase. De Beers anticipates that a detailed Project Study Report will be completed before mid-2005. The fact that diamond prices have risen strongly over the past two years and are expected to continue to rise for the next several years due to more demand than supply will certainly help the economics of the project. The management of Mountain Province Diamonds, Inc. thanks the shareholders for their patience, while the Gahcho Kué project is being developed. We have had our ups and downs but now we appear to be well on the way to becoming a mine.



Updated Desktop Study

The original desktop study for the Gahcho Kué diamond project was completed in August 2000. In June 2002 De Beers initiated an update of this 2000 study. A De Beers project team based in Toronto, Canada in conjunction with AMEC E & C Services and other Canadian outside consultants was formed. The primary objective of the study update was to incorporate the latest resource size estimates and diamond values obtained from the 2001 and 2002 sampling programs and to firm up the estimated capital and working costs with knowledge gained from the De Beers Canada's Snap Lake optimization study (2002) and the Victor pre-feasibility study (2002). The detailed study was formally presented to the Company's Board of Directors on April 15, 2003.

The study team analyzed the costs arising from the conventional open pit mining of the 5034 and Hearne pipes and the high-grade zone within the top 140 meters of the Tuzo pipe. A computer model of open pits was created and options considered aimed at minimizing capital and operating costs while optimizing mining rates and plant throughput (tonnes per day). The study made use of designs, methods and estimates developed for the Snap Lake and Victor projects, benchmarked against other operations by AMEC. The desktop study is still only a preliminary study with relatively large uncertainties (± 30%). The estimated capital costs of approximately $600 million is slightly higher than that in the 2000 desktop study while the estimated operating costs decreased to approximately $56/tonne from $81/tonne. The cost savings were accomplished, in part, by increasing the projected annual mining rate to 2 million tonnes per year and by other cost savings based on the experience gained from other projects. The internal rate of return (IRR) was still slightly lower than that obtained in 2000 because of the lower diamond values (especially for the Hearne pipe) and a lower US dollar against the Canadian dollar. Based on these results, and because of geo-political and economic uncertainties, De Beers decided at that time to postpone a pre-feasibility decision.

Then at the end of July 2003, De Beers notified the Company that work on a detailed cost estimate of a pre-feasibility study of the Gahcho Kué project had started. The cost estimate was approved at the De Beers board meeting in November 2003 and a pre-feasibility study started in January 2004.

Pre-Feasibility In-Depth Project Study

The De Beers Board approved a budget of approximately $25 million for a pre-feasibility in-depth project study of the joint venture's Hearne, 5034 and Tuzo kimberlite bodies located in Kennady Lake. This study will be of sufficient detail to allow the Gahcho Kué Project, previously known as the Kennady Lake Project, to advance to mine permitting, should the project's profitability level support a decision to proceed to the next phase. Work will include geo-technical drilling, engineering design and environmental studies in order to finalise open-pit mine design parameters, and civil geo-technical studies to allow for the design of lake dewatering dykes and mine infrastructure. The process plant, recovery and infrastructure designs will be based on De Beers Canada's Snap Lake and Victor projects, but will not be taken to feasibility level until the project is closer to receiving permits as these estimates could change during the permitting process. Certain activities, usually associated with a feasibility study, will be undertaken to ensure that the issues that impact on the environmental impact and permitting of a mine are thoroughly investigated.

On June 9, 2004, the Company announced that De Beers had completed the first phase of the in-depth study. One hundred and ten boreholes totaling 9,080 m, were drilled as part of a geo-technical drilling program to investigate geo-hydrology, optimal mine design and ore processing characteristics of the kimberlite pipes and surrounding country rock. The data collected will be analyzed over the next few months to develop geology, resource, geo-technical and geo-hydrology models. These will be used to optimize the design of the open pits and the lake containment dykes, as well as for the designs of waste and water management and mine infrastructure. Recovered kimberlite core is undergoing geological logging and petrographic analysis to augment the existing resource models. The core will then be shipped for metallurgical investigations (ore dressing studies), which, together with previously collected data, will help with the design of the ore processing plant.

An extensive environmental information collection program commenced on site and in the surrounding countryside in May 2004. This is in addition to the baseline work collected over the last few years and is particularly focused on supporting the mine designs being developed under this study. The full Baseline Study Report will be complete by mid 2005 and will be used to support future mine permitting requirements.


TUZO
5034 SOUTH

This aerial view of Kennady Lake shows the surface expression of kimberlites for the four pipes and the position of the Wallace and 5034 South pipes. The 5034 pipe extends partly under land while the Tuzo pipe broadens at depth. The depth of water above the pipes at the deepest points varies from 5 to 15 meters. The distance from the Tesla and the Hearne pipes to the 5034 pipes is approximately 1 km while from the Tuzo pipe to the 5034 pipe is approximately 500 meters. The Wagner and Dunn kimberlite bodies are dykes.

Engineering work for the study will take place starting in August once the geo-technical data is available and will continue through to the end of the first quarter of 2005 culminating in a detailed Project Study Report.

Updated Modeled Diamond Values

The diamonds recovered from the 1999, 2001 and 2002 bulk samples of the Hearne and 5034 pipes and the 1999 bulk sample of the Tuzo pipe (all to a 1.5 mm lower cutoff), were last valued at the Diamond Trading Company (DTC) using the January 2003 diamond prices. The modeled values per carat, based on those valuations and on production recovery factors as determined by De Beers, were reported on April 3, 2003.

Since January 2003, diamond prices have risen due to strong demand and the DTC has increased their selling prices several times. The modeled values for the three pipes were adjusted recently using the March 2004 DTC diamond prices.

The table shows the weighted average modeled values per carat for the three pipes in January 2003 and March 2004.

Name of Pipe	January 2003 Modeled Value Per Carat (US $ per Carat)	March 2004 Modeled Value Per Carat (US $ per Carat)
5034	62.70	74.20
Hearne	50.00	61.00
Tuzo	41.50	49.00

The average modeled values per carat increased from 18% for the 5034 and Tuzo pipes to 22% for the Hearne pipe during the January 2003 to March 2004 time period.

Exploration

De Beers decided to concentrate on the Kelvin-Faraday area during the 2003 exploration season because of the excellent micro-diamond counts from earlier samples.

The Faraday kimberlite body was discovered in the spring of 1999. It is located approximately 12 km northeast of Kennady Lake and three km north-northeast of the Kelvin kimberlite body. Three drill holes into the Faraday body in 1999 intersected kimberlite with intersections of 9.0 m, 15.5 m and 23.1 m horizontally projected (i.e. true width) respectively. The largest distance between intersections was approximately 60 m. Another hole drilled in 1999 intersected 1.54 m of kimberlite approximately 160 m northeast of the Faraday body and a hole in 2001 intersected three intervals of kimberlite (with the thickest intersection being 1.74 m) approximately 600 m to the southwest of the Faraday body. It is suspected that the kimberlite intersections to the north and south of the Faraday body are probably connected to the Faraday body with a kimberlite bearing dyke structure that pinches and swells.

The Kelvin kimberlite body was discovered in the spring of 2000. It is located approximately nine km northeast of Kennady Lake and three km south-southwest of the Faraday kimberlite body. One drill hole in 2000 in the north-south direction in the Kelvin pipe intersected 40 meters of kimberlite horizontally projected while another hole in approximately the east-west direction intersected 23 meters of kimberlite horizontally projected. A 2.3-meter thick kimberlite dyke (called Hobbes) was intersected in 2000 approximately 300 meters south of the Kelvin pipe under the same narrow lake. It is suspected that this Hobbes intersection and the Kelvin body could be connected with a kimberlite bearing structure that pinches and swells.

The 2003 Winter-Spring exploration program was concentrated in the Kelvin-Faraday area. The program was completed in March 2003. Encouraging thick kimberlite intersections were discovered both at and south of the Kelvin body and south of the Faraday body. Specifically, a hole drilled 50m to the west of the original 2000 drill hole into Kelvin (called Kelvin-1a) intersected a total of 25m of kimberlite horizontally projected (true width) in two closely spaced intervals (called Kelvin-1b). A hole drilled 120m south of Kelvin-1a along the suspected structure between the Kelvin body and Hobbes-1 intersected a true width of 7.4m of kimberlite (called Kelvin-2). A hole drilled 70m south of Hobbes-1 intersected two kimberlite intersections of 2.4m and 3.0m (true width), respectively (called Hobbes-2).



In Faraday Lake, a hole drilled 100m southwest of the Faraday body (called Faraday-1a) intersected 5.6m of kimberlite (true width - called Faraday 1-b). A second hole was drilled approximately 520m southwest of the Faraday body and intersected a true width of 21.5m of kimberlite (called Faraday-2).

The locations of the kimberlite intersections in the Kelvin-Faraday area are summarized in the following table:

Kimberlite Intersections	Location
Kelvin-1a	**Kelvin body - 9km NE of Kennady**
Kelvin-1b	**50m West of Kelvin-1a drill hole**
Kelvin-2	**120m South of Kelvin body**
Hobbes-1	**300m South of Kelvin body**
Hobbes-2	**70m South of Hobbes-1**
Faraday-1a	**Faraday body-12km NE of Kennady**
Faraday-1b	**100m SW of Faraday-1a**
Faraday-2	**520m SW of Faraday-1a**

De Beers sent the recovered kimberlite to Lakefield Research (Lakefield, Ontario, Canada) for micro-diamond recovery. The micro-diamonds recovered per square sieve size are shown in the second table (i.e. the number of micro-diamonds that did not pass through each of the square mesh sieves). De Beers themselves use slightly different square mesh sieves sizes in their micro-diamond recovery facility in Kimberley, South Africa. Hence, the results reported by De Beers and Lakefield Research are not directly comparable. The previously reported results for the Kelvin body (Kelvin-1a) and the Faraday body (Faraday-1a) are shown in the third table, as are representative micro-diamond results for the 5034 and Hearne diamond pipes, for comparison purposes.

Square Mesh Size (mm)	Farraday-1b 33 kg Number of Diamonds	Farraday-2 65 kg Number of Diamonds	Kelvin-1b 65 kg Number of Diamonds	Kelvin-2 16 kg Number of Diamonds	Hobbes-2 16kg Number of Diamonds
2.36	0	1	0	0	0
1.70	0	2	0	0	0
1.18	1	2	2	0	0
0.85	0	6	4	0	0
0.60	1	7	6	0	0
0.425	0	17	14	3	1
0.300	3	21	24	4	2
0.212	11	41	40	4	4
0.150	8	47	60	4	2
0.100	2	50	53	19	4

The number of diamonds recovered from the kimberlite bodies in the Kelvin-Faraday lakes and their size-frequency distribution are excellent and are very similar to those for the 5034 and Hearne pipes, which each have grades averaging 1.67 carats per tonne. The two largest diamonds recovered weigh 0.40 carats (Faraday-2) and 0.09 carats (Kelvin-1b). The important point to notice is, besides the total number of diamonds recovered, that there are a relatively large proportion of macro-diamonds (those that did not pass through the 0.425-0.6 sieve sizes (Lakefield) or the 0.5 sieve size (De Beers), especially considering the small sample sizes.

The kimberlite samples for Kelvin-2 and Hobbes-2 were very small (only 16 kg each) so even though the micro-diamond counts for these bodies are not as good as for the others, the results are still very encouraging. This is especially so considering that even for the 5034 and Hearne pipes the micro-diamond counts for 20 kg samples varied significantly.

Square Mesh Size (mm)	Kelvin-1a 184 kg Number of Diamonds	Farraday-1a 40 kg Number of Diamonds	Hearne 128 kg Number of Diamonds	5034 160 kg Number of Diamonds
2	5	1	2	4
1	9	0	10	10
0.5	11	5	17	23
0.3	44	11	46	37
0.212	65	12	77	68
0.15	139	21	83	138
0.104	173	24	143	218

There is a structural trend that runs from the NE to the SW through Faraday Lake (containing the Faraday kimberlite and other kimberlite intersections), through Kelvin Lake (containing the Kelvin and Hobbes kimberlite bodies), through the eastern arm and southern part of Kennady Lake (containing the Hearne, Tuzo and 5034 kimberlite bodies) to the Doyle sill on the De Beers/GGL property. There are indicator minerals (mainly garnet and spinel) down ice (i.e. towards the west since during the last ice age the ice moved from east to west) from this structural trend. The kimberlites discovered to date do not explain all of the indicators recovered from glacial sediment sampling. Also some kimberlite bodies/intersections have very few indicator minerals down ice from them (e.g. the Kelvin and Tuzo bodies) and thus there is no guarantee that surface sampling is effective in all circumstances.

It is thus likely, based on the above considerations, that there are additional kimberlite bodies along this trend. Therefore, De Beers conducted a very large ground gravity survey from the northern part of Faraday Lake following the structural trend in a southwestern direction to the claim boundary from February to May 2004.

The purpose of this survey was to try to locate additional drill targets, specifically larger ones, which if kimberlite were found would significantly add to the resource size. The survey was completed and numerous ground gravity anomalies (drill targets), including a few larger ones were identified. Only the few larger targets were drilled at this time (May - June 2004).

A target drilled approximately 1300m to the southwest of the Faraday body intersected 2.0m of the kimberlite. This intersection thus extends the length of the kimberlite structure by approximately 700m.

The drill program was not completed because of poor weather conditions. Analysis and refinement of drill targets is still ongoing. Also, De Beers will be re-examining the drill data and associated ground gravity anomalies to make sure the targets were drilled in the optimum locations. Work is planned for this summer. Specifically, a ground gravity survey on land at the head of a very well-defined indicator mineral train, which appears to terminate in or near a small lake. A ground gravity anomaly in the lake was drilled this spring, but no kimberlite was intersected. Work will now focus on identifying an additional target (or targets) near the lake. There will also be ground gravity surveys in selected areas.

Management's Discussion & Analysis of Financial Results

The following discussion and analysis of the results of operations and of the Company's financial position should be read in conjunction with the Company's consolidated financial statements and related notes for the years ended March 31, 2004 and 2003. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

RESULTS

The Company's loss for the fiscal year ended March 31, 2004 ("fiscal 2004") totalled $1,813,005 or $0.04 per share compared to $1,718,342 or $0.03 per share for the fiscal year ended March 31, 2003 ("fiscal 2003"). These losses included the loss of the Company's wholly owned subsidiary Mountain Glen Mining Inc. (MGM). MGM's loss for fiscal 2004 was $16,978 compared to a loss of $76,836 during fiscal 2003.

During fiscal 2004, operating expenses were $1,231,491 compared to $1,566,498 in fiscal 2003. The reduction in operating expenses of $335,007 or 21.4% was primarily the result of the following cost reducing measures: (i) reduced rent ($23,600 in fiscal 2004 and $37,095 in fiscal 2003) and office and administration costs ($73,312 in fiscal 2004 and $132,898 in fiscal 2003) resulting from closing the office in Vancouver, Canada, (ii) decreased salary and benefit costs ($78,805 in fiscal 2004 and $166,550 in fiscal 2003) due to a reduction in the number of employees and reduced wages, (iii) the elimination of management fees (nil in fiscal 2004 and $45,000 in fiscal 2003), (iv) a reduction in the promotion and investor relations expenses ($94,803 in fiscal 2004 and $213,760 in fiscal 2003), and (v) a reduction of property evaluation and maintenance costs (nil in fiscal 2004 and $62,076 in fiscal 2003) as our joint venture partners funded all property evaluation costs during the year. Other cost savings were realized with respect to lower regulatory fees and transfer agent costs ($17,807) and travel expenses ($38,465). These cost savings were partially offset by increased professional fees ($307,441 in fiscal 2004 and $240,203 in fiscal 2003), due in part to the extra work required as a result of the introduction of the Sarbanes-Oxley Act and the wind-up of Mountain Glen Mining Inc., and increased severance and contract termination costs ($368,668 in fiscal 2004 and $331,500 in fiscal 2003).

The severance and contract termination costs in fiscal 2004 pertain to a one-time payment of US $120,000 ($159,387) and 60,000 common shares to a director of the Company to terminate his previous consulting agreement and enter into a new consulting agreement. The 60,000 shares were valued at their fair value on the date of issuance at $156,000. In addition, severance and contract termination costs includes $53,281 of severance payments made by the Company to an officer and to an employee during fiscal 2004. These one-time expenses total $368,668 and represent 29.9% of the overall operating expenses for fiscal 2004. During fiscal 2003 a one-time severance payment of $331,500 was paid to a director and a $24,419 stock-based compensation expense for the granting of stock options to a consultant was made, representing 23% of the operating expenses in fiscal 2003.

During fiscal 2004 the Company's interest income was $12,127 compared to $19,034 a year earlier. The decrease is a result of lower interest rates and reduced funds available for investment.

The fiscal 2004 expenses include a write-down of $589,669 of mineral properties and deferred exploration costs, relating principally to the Baffin Island diamond property. In fiscal 2003 there was a write down of $120,435 relating mostly to the Rabbit Tracks Diamond Project in Manitoba.

LIQUIDITY AND CASH RESOURCES

Since inception, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital improvements and administrative expenses, among other things.

At March 31, 2004, the Company had $914,494 in cash and cash equivalents, compared with $1,210,076 a year earlier. At March 31, 2004 the Company had a working capital position of $700,953 compared with $1,037,460 a year

Contractual Obligations	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	0	0	0	0	0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	$ 13,140	$ 13,140	0	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the financial statements	0	0	0	0	0
Total	$ 13,140	$ 13,140	0	0	0

earlier. The Company had no long-term debt at either March 31, 2004 or 2003. All exploration expenditures in respect of the AK property, the Company's most significant property, are the responsibility of De Beers Canada, the 51% owner of the property.

During fiscal 2004 the Company has aggressively reduced its operating costs by closing the Vancouver office, by eliminating salaried employees and outsourcing its accounting and corporate secretarial functions. Going forward in fiscal 2005, the Company estimates its monthly operating expenses to be approximately $40,000 per month, or $480,000 per year. The Company does not incur any costs in connection with the Gahcho Kué Project as De Beers in responsible for all exploration, development and evaluation costs up to production. The Company does have costs associated with maintaining its subsidiary companies which hold the Havari Gold prospect in Finland estimated at approximately $15,000 per annum.

With the cash on hand at March 31, 2004 of $914,494, the Company is financed in fiscal 2004 for its operating expenses and subsidiary maintenance costs.

FINANCING ACTIVITIES

During fiscal 2004 the Company received $720,002 by issuing 560,040 shares upon the exercise of various stock options. During fiscal 2003 the Company received $607,829 by issuing 544,900 shares upon exercise of various stock options and $1,640,985 upon exercise of warrants to purchase 2,169,766 shares.

INVESTING ACTIVITIES

No property acquisitions were made during either fiscal 2004 or 2003.

TREND INFORMATION

There are no major trends which are anticipated to have a material effect on the Company's financial condition and results of operations in the near future. The reduction of expenses has been achieved in most areas. Management will continue its efforts to reduce other expenses.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company is committed to payments under an operating lease for office premises through to December, 2004 of approximately $1,460 per month. The above table lists, as of March 31, 2004, information with respect to the Company's known contractual obligations.

RELATED PARTY TRANSACTIONS

During the year ended March 31, 2004, the Company paid $176,896 (2003 - $193,301), being the exchange amount, for consulting, management, property evaluation and administration services to a director and to companies in which other directors have an interest and $21,000 (2003 - nil), being the exchange amount, for bookkeeping, accounting and corporate services to a company owned by a director of the Company.

During the year ended March 31, 2004, the Company entered into a new consulting agreement with a director. As compensation for terminating his old consulting agreement, the director received US $120,000 payable in 12 equal monthly installments commencing January 1, 2004 and 60,000 common shares of the Company. The fair value of the shares, based on quoted market prices on the date of issuance, was $156,000 and this amount, along with the US $120,000 cash payments, has been charged to contract termination expense during the year ended March 31, 2004.

For further particulars on related party transactions, see note 7 to the Company's Consolidated Financial Statements for the years ended March 31, 2004 and 2003.

RISK FACTORS

All the resource properties in which the Company has an interest are in the exploration stages only and are without a known body of commercial ore or minerals. Development of the Company's resource properties will only follow upon obtaining satisfactory results of property assessments. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company's exploration and development activities will result in any discoveries of commercial bodies of ore or minerals. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programs, which may be affected by a number of factors. These factors include the particular attributes of the mineral deposits including the quantity and quality of the ore, proximity to, or cost to develop, infrastructure for extraction, financing costs, mineral prices and the competitive nature of the industry. Also of key importance are governmental regulations including those relating to prices, taxes, royalties, land tenure and use, the environment and the importing and exporting of minerals. The effects of these factors cannot be accurately predicted, but any combination of them may result in the Company not receiving an adequate return on invested capital.

Substantial expenditures are required to establish reserves, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. In the absence of cash flow from operations, the Company relies on capital markets and joint venture partners to fund its exploration and evaluation activities. There can be no assurance that adequate funding will be available for those purposes when required. However, with regard to the Gahcho Kué project, the Company is carried to production with De Beers Canada paying all expenses.

SELECTED QUARTERLY INFORMATION

2004

	Q1	Q2	Q3	Q4	Total
Loss for Period	$ 287,222	$ 178,619	$ 190,129	$ 1,157,035	$ 1,813,005
Loss per share	$ 0.010	$ 0.004	$ 0.004	$ 0.022	$ 0.040

2003

	Q1	Q2	Q3	Q4	Total
Loss for Period	$ 279,791	$ 283,434	$ 595,911	$ 559,206	$ 1,718,342
Loss per share	$ 0.010	$ 0.010	$ 0.010	$ 0.010	$ 0.030

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions are used in determining the application of the going concern concept and the deferral of costs incurred for mineral properties and deferred exploration. The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The Company's estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the policies for going concern, mineral properties and deferred exploration are critical accounting policies that affect the significant judgments and estimates used in the preparation of the Company's financial statements.

The Company considers that its mineral properties have the characteristics of property, plant and equipment, and, accordingly defers acquisition and exploration costs under Canadian generally accepted accounting principles. The recoverability of mineral property acquisition and deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves and on the future profitable production, or proceeds from disposition, of the Company's properties. The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain mineral reserves that are economically recoverable. Development of any property may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company's control, such as the market value of the diamonds recovered.

Changes in circumstances in the future, many of which are outside of management's control, will impact on the Company's estimates of future recoverability of net amounts to be realized from their assets. Such factors include, but are not limited to, the availability of financing, the identification of economically recoverable reserves, co-venturer decisions and developments, market prices of minerals, the Company's plans and intentions with respect to its assets and other industry and competitor developments.

The consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company believes that it has the ability to obtain the necessary financing to meet commitments and liabilities as they become payable and that economically recoverable reserves will be discovered. The costs of further exploration of the Gahcho Kué are being borne by De Beers Canada.

The financial statements do not reflect adjustments that would be necessary if the Company is unable to continue as a going concern. If the going concern assumption is not appropriate for the financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported net losses, and the balance sheet classifications used. While the Company believes that economically recoverable reserves will be identified, there is no assurance that this will occur. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date and will result in further reported losses.

OUTLOOK

The Company expects to continue incurring annual losses until it receives revenue from production on the Gahcho Kué Project, if placed into production. There is no assurance that the property will be developed or placed into production. In January 2004, De Beers commenced an in-depth project study of the joint venture's Hearne, 5034, and Tuzo kimberlite bodies. This study will be of sufficient detail to allow the Gahcho Kué Project, previously known as the Kennady Lake Project, to advance to mine permitting, should the project's profitability level support a decision to proceed to the next phase.

It is anticipated that the cash and cash equivalents on March 31, 2004 provide the Company with sufficient funds until approximately late calendar 2005. The exercise of some outstanding warrants and/or options, which are currently in the money, could extend that date into calendar 2006. However, there is no assurance that such stock options or warrants will be exercised in which case the Company will consider undertaking an equity financing. It follows that there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. If the Company is unable to receive additional funds through the issuance of its shares, it will be required to reduce operations.

FORWARD LOOKING STATEMENTS

This report may contain forward-looking statements, which reflect our expectations regarding the future performance, business prospects and opportunities of the Company. Such forward-looking statements reflect our current beliefs and are based on information currently available to us. Forward looking statements involve significant risks and uncertainties and a number of factors, most of which are beyond the control of the Company, could cause actual results to differ materially from results discussed in the forward-looking statements. Although the forward-looking statements contained in this report are based on what we believe to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward looking statements.

Management's Responsibility for Financial Reporting

The consolidated financial statements, the notes thereto and other financial information contained in the annual report are the responsibility of the management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgments based on currently available information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of Directors, meets with management as well as discusses relevant matters with the external auditors to satisfy itself that management is properly discharging its financial reporting to Directors who approve the consolidated financial statements.

The consolidated financial statements have been audited by KPMG LLP, the independent auditors, in accordance with generally accepted auditing standards. The auditors have full and unrestricted access to the audit committee.

Jan W. Vandersande

Jan W. Vandersande
President, Chief Executive Officer
and Director
August 9, 2004

Elizabeth J. Kirkwood

Elizabeth J. Kirkwood
Chairman, Chief Financial Officer
Secretary and Director
August 9, 2004

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Mountain Province Diamonds Inc. as at March 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

KPMG LLP
Chartered Accountants
Vancouver, Canada
June 16, 2004

Consolidated Balance Sheets

Years ended March 31, 2004 and 2003

		2004		2003
Assets				
Current assets:				
Cash and cash equivalents	$	914,494	$	1,210,076
Accounts receivable		18,433		24,941
Marketable securities (note 3)		32,392		32,392
Advances and prepaid expenses		8,380		10,196
Total current assets		973,699		1,277,605
Mineral properties (note 4)		1,671,939		1,701,659
Deferred exploration costs (note 4)		30,861,544		31,421,493
Equipment (note 5)		6,371		17,198
Total assets	$	33,513,553	$	34,417,955
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	263,950	$	228,299
Due to related party (note 7)		3,000		3,050
Taxes payable		5,796		8,796
Total current liabilities		272,746		240,145
Shareholders' equity:				
Share capital (note 6)		56,595,262		55,719,260
Contributed surplus		24,419		24,419
Deficit		(23,378,874)		(21,565,869)
Total shareholders' equity		33,240,807		34,177,810
Total liabilities and shareholders' equity	$	33,513,553	$	34,417,955

Subsequent event (note 6(c))

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Jan W. Vandersande Director

Elizabeth J. Kirkwood Director

Consolidated Statements of Operations and Deficit

Years ended March 31, 2004 and 2003

		2004		2003
Expenses:				
Amortization	$	2,853	$	17,319
Capital taxes		5,307		-
Consulting fees (note 6(c) and 7)		182,846		189,474
Directors' fees and honorarium		33,350		12,493
Interest and bank charges		1,137		2,489
Management fees (note 7)		-		45,000
Office and miscellaneous		73,312		132,898
Professional fees (note 7)		307,441		240,203
Promotion and investor relations		94,803		213,760
Property evaluation and maintenance		-		62,076
Rent		23,600		37,095
Salaries and benefits		78,805		166,550
Severance and contract termination (note 7)		368,668		331,500
Transfer agent and regulatory fees		37,890		55,697
Travel		21,479		59,944
		1,231,491		1,566,498
Other earnings (expenses):				
Interest		12,127		19,034
Loss on disposal of equipment		(3,972)		(44,862)
Write-down of mineral properties and deferred exploration		(589,669)		(120,435)
		(581,514)		(146,263)
Loss before income taxes		(1,813,005)		(1,712,761)
Income tax expense (note 8)		-		5,581
Loss for the year		(1,813,005)		(1,718,342)
Deficit, beginning of year		(21,565,869)		(19,847,527)
Deficit, end of year	$	(23,378,874)	$	(21,565,869)
Basic and diluted loss per share	$	(0.04)	$	(0.03)
Weighted average number of shares outstanding		50,759,430		49,345,950

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended March 31, 2004 and 2003

		2004		2003
Cash provided by (used in):				
Cash flows provided by (used in) operating activities:				
Loss for the year	$	(1,813,005)	$	(1,718,342)
Items not involving cash:				
Amortization		2,853		17,319
Loss on disposal of equipment		3,972		44,862
Write-down of mineral properties and deferred exploration		589,669		120,435
Stock-based compensation expense		156,000		24,419
Changes in non-cash operating working capital:				
Accounts receivable		6,508		13,738
Advances and prepaid expenses		1,816		(3,004)
Accounts payable and accrued liabilities		35,651		15,090
Due to related party		(50)		(95,986)
Taxes payable		(3,000)		(3,204)
Cash flows used in operating activities		(1,019,586)		(1,584,673)
Cash flows provided by (used in) investing activities:				
Mineral properties		-		(21,839)
Purchase of equipment		-		(19,105)
Proceeds on sale of equipment		4,002		1,000
Cash flows used in investing activities		4,002		(39,944)
Cash flows provided by financing activities:				
Shares issued for cash, net of costs		720,002		2,248,814
Increase (decrease) in cash and cash equivalents		(295,582)		624,197
Cash and cash equivalents, beginning of year		1,210,076		585,879
Cash and cash equivalents, end of year	$	914,494	$	1,210,076
Supplementary information:				
Income taxes paid	$	8,307	$	8,201
Non-cash transactions:				
Shares issued pursuant to consulting agreement (note 7)		156,000		-

See accompanying notes to consolidated financial statements.

1. Nature of operations:

On November 1, 1997, Mountain Province Mining Inc. and 444965 B.C. Ltd. amalgamated and continued as Mountain Province Mining Inc. under the Company Act (British Columbia). During the year ended March 31, 2001, the Company changed its name to Mountain Province Diamonds Inc.

Pursuant to an Assignment and Assumption agreement dated March 25, 2004, the Company reorganized, assuming the assets and liabilities of its wholly-owned subsidiary Mountain Glen Mining Inc. ("Mountain Glen"), including the 16,015,896 common shares of the Company held by Mountain Glen (the "Shares"). Following completion of the transfer of the Shares from Mountain Glen to the Company, in accordance with the Assumption and Distribution Agreement, the Shares were cancelled and restored to the status of authorized but unissued shares on March 30, 2004. There is no impact to the consolidated outstanding share capital as presented in note 6 to the financial statements as the shares held by Mountain Glen have previously been eliminated for purposes of the consolidated financial statements. The Shares were non-voting and were not eligible for share distributions while held by Mountain Glen.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Company and/or its mineral property partners to complete exploration and development and discover economically recoverable reserves and upon future profitable production or proceeds from disposition of the Company's mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off capitalized costs.

2. Significant accounting principles:

These financial statements are prepared in accordance with Canadian generally accepted accounting principles.

(a) Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Mountain Province Mining Corp. (U.S.A.) and Mountain Glen Mining Inc. All significant intercompany amounts and transactions have been eliminated on consolidation.

(b) Cash and cash equivalents:

Cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and generally have maturities of three months or less when acquired.

(c) Marketable securities:

Marketable securities are carried at the lower of cost and quoted fair market value.

(d) Mineral properties and deferred exploration costs:

The Company accounts for its mineral properties whereby all direct costs related to the acquisition, exploration and development of these properties are capitalized. All sales and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings. Once commercial production has commenced, the net costs of the applicable property will be charged to operations using the unit-of-production method based on estimated recoverable reserves. On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration work that is warranted in the future. If there is little prospect of

2. Significant accounting principles (continued):

(d) Mineral properties and deferred exploration costs: (continued)

future work on a property being carried out, the deferred costs related to that property are written down to the estimated amount recoverable.

The amounts shown as mineral properties and deferred exploration costs represent unamortized costs to date and do not necessarily reflect present or future values.

All general and administrative expenses are expensed as incurred.

(e) Equipment:

Equipment is initially recorded at cost and amortized over their estimated useful lives on the declining balance basis at the following annual rates:

Asset	Rate
Furniture and equipment	20%
Computers	30%

(f) Stock-based compensation:

The Company accounts for all stock based payments to non-employees, and employee awards that are direct awards of stock, granted on or after April 1, 2002, using the fair value based method. No compensation cost is recorded for other stock options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company presents in the notes to the financial statements the pro forma loss and loss per share had the fair value method been used to account for the employee stock-based compensation awards (note 6(c)).

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable and are amortized over the vesting period. The cost of stock-based payments to non-employees that are fully vested and non forfeitable at the grant date is measured and recognized at that date. Stock-based payments that vest over a period of time are recognized on a straight-line basis over the vesting period.

(g) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(h) Loss per share:

Basic loss per share is calculated by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the year. For all periods presented, loss available to the common shareholders equals the reported loss. In addition, the treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments. For all periods presented, all such instruments are anti-dilutive.

2. Significant accounting principles (continued):

(i) Foreign currency translation:

Monetary assets and liabilities expressed in a foreign currency are translated at rates of exchange in effect at the end of the year. Revenue and expense items are translated at the average rates for the months in which such items are recognized during the year. Exchange gains and losses arising from the translation are included in the statement of operations.

(j) Financial instruments:

The fair values of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to related party approximate their carrying values because of the immediate or short term to maturity of these financial instruments. The fair value of the marketable securities is disclosed in note 3.

(k) Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties, deferred exploration and equipment and their useful lives for amortization or depletion, as well as the assumptions used in determining the fair value of stock-based compensation. Actual results could differ from these estimates.

(l) Comparative figures:

Certain of the prior year's comparative figures have been reclassified to conform with the current year's presentation.

3. Marketable securities:

The quoted market value of marketable securities at March 31, 2004 was $82,322 (2003 - $100,178).

4. Mineral properties and deferred exploration:

Acquisition costs:

	2004	2003
Gahcho Kué Project	$ 1,552,553	$ 1,552,553
Haveri Project	119,386	121,839
Baffin Island Project	-	27,267
	$ 1,671,939	$ 1,701,659

Deferred exploration:

	Gahcho Kué project	Baffin Island project	Rabbit Tracks Diamond project	Total
Balance, March 31, 2002	$ 30,861,544	$ 559,949	$ 71,433	$ 31,492,926
Write-down of deferred exploration costs	-	-	(71,433)	(71,433)
Balance, March 31, 2003	30,861,544	559,949	-	31,421,493
Write-down of deferred exploration costs	-	(559,949)	-	(559,949)
Balance, March 31, 2004	$ 30,861,544	$ -	$ -	$ 31,421,493

4. Mineral properties and deferred exploration (continued):

(a) Gahcho Kué project:

The Company currently holds a 44.1% interest in the Gahcho Kué project located in the District of Mackenzie, Northwest Territories, Canada. Other interests are held by De Beers Canada Exploration Inc. ("De Beers Canada") (51%) and Camphor Ventures Inc. ("Camphor") (4.9%). De Beers Canada has been granted the right to earn up to a 60% interest in the Gahcho Kué project.

De Beers Canada has agreed to carry all subsequent costs incurred and has committed to certain minimum expenditures and activities per year. Decisions are to be jointly (via a management committee consisting of two members each from De Beers Canada and the Company) made as to the further progress of the project, and specifically the timing of possible full conceptual pre-feasibility and feasibility studies. De Beers Canada is to continue to fund the exploration and development work. Once the desktop study shows that an internal rate of return of 15% can be achieved, De Beers Canada is to proceed with a feasibility study. If they do not proceed with the feasibility study, De Beers interest will be diluted down to 30%.

Upon completion of a feasibility study, De Beers Canada interest in the claims shall increase to 55% and upon development, construction and commencement of production of a commercial mine, De Beers Canada interest shall increase to 60%.

All costs paid with respect to the expenses incurred by the venturers shall be repaid first to De Beers Canada for all exploration and development costs incurred by De Beers Canada outside of the Kennedy Lake area since March 8, 2000 out of 100% of annual available cash flow (i.e. cash flow after provision for ongoing operating and non-operating costs including third party debt repayments) from any mine constructed on the property with interest at a rate equal to LIBOR plus 5% compounded annually; then to all venturers for all other exploration, development and mine construction costs out of 90% of annual available cash flow from any mine constructed on the property with interest at a rate equal to LIBOR plus 4% compounded annually; and the remaining 10% of such available cash flow shall be distributed to the participants in proportion to their respective participating interests.

During the years ended March 31, 2003 and 2002, the venturers allowed certain claims to lapse. As the claims that were retained relate to the area that is of interest, no write-down has been taken related to the lapsing of the claims.

On November 26, 2003, the Board of Directors of De Beers Canada approved the commencement of a pre-feasibility study on the Gahcho Kué Project. The estimated $25 million cost is to be borne entirely by De Beers Canada.

(b) Haveri project:

The Company has a 100% interest in this mineral property located in Northern Europe. On October 10, 2002, Northern Lion Gold Corp. ("Northern Lion"), formerly Vision Gate Ventures Limited was granted an option to acquire a 70% undivided interest in the Haveri Mine. In exchange for this option, Northern Lion must expend a total of $1,650,000 in exploration and development expenditures over three years as follows:

By:		
October 10, 2003	$	50,000
October 10, 2004		600,000
October 10, 2005		1,000,000

4. Mineral properties and deferred exploration (continued):

(b) Haveri project (continued):

Northern Lion may exercise the option as to a 51% undivided interest at any time prior to October 10, 2004 by delivering written notice confirming a cumulative total of $650,000 in expenditures; and the remaining 19% undivided interest at any time prior to October 10, 2005 by delivering written notice confirming a cumulative total of $1,650,000 in expenditures.

Once a positive feasibility study of the construction and development of a mine on the property is complete, Northern Lion will issue 200,000 of its common shares to the Company. Once commercial production begins on the property, Northern Lion will issue a further 200,000 of its common shares to the Company. Northern Lion is entitled to terminate the agreement at any time prior to the exercise date on 30 days written notice.

The Company has granted a third party a right to receive an aggregate commencement-of-production payment of US$ 500,000 phased over two years.

(c) Baffin Island claims:

Pursuant to an agreement dated July 13, 1999, the Company was granted an option to acquire a 50% interest in four mineral claims located in the Northwest Territories and Nunavut Territory. In order to exercise the option and earn the 50% interest in the property, the Company had to incur expenditures on or in respect of the property of not less that $300,000 on or before July 13, 2000. The Company incurred the minimum required expenditure and exercised its option. Subsequent to entering into the agreement, the Company staked another claim that is subject to the option agreement.

During the year ended March 31, 2004, the property and related deferred exploration was written down to a nil value as the Company will not be proceeding further with exploration, and will not be renewing the claims.

(d) Rabbit Tracks Diamond project:

During the year ended March 31, 2003, the Rabbit Tracks Diamond property in Manitoba was written down to a nil value as the Company will not be proceeding further with exploration, and will not be renewing the claims.

5. Equipment:

2004	Cost	Accumulated amortization	Net book value
Furniture	$ 11,088	$ 8,772	$ 2,316
Equipment	4,065	2,830	1,235
Computers	14,584	11,764	2,820
	$ 29,737	$ 23,366	$ 6,371

2003	Cost	Accumulated amortization	Net book value
Furniture	$ 11,088	$ 8,364	$ 2,724
Equipment	15,497	4,663	10,834
Computers	14,584	10,944	3,640
	$ 41,169	$ 23,971	$ 17,198

6. Share capital:

(a) Authorized:
500,000,000 common shares without par value

(b) Issued and fully paid:

	Number of shares		Amount
Balance, March 31, 2002	47,867,405	$	53,470,446
Issued for cash pursuant to:			
Exercise of warrants	2,169,766		1,640,985
Exercise of stock options	544,900		607,829
Balance, March 31, 2003	50,582,071		55,719,260
Issued pursuant to consulting agreement (note 7)	60,000		156,000
Issued for cash pursuant to:			
Exercise of stock options	560,040		720,002
Balance, March 31, 2004	51,202,111	$	56,595,262

On March 30, 2004, the Company cancelled 16,015,896 shares previously owned by its wholly-owned subsidiary Mountain Glen that were received by the Company as part of a reorganization (note 1). The cancelled shares have been excluded from the above table for all periods presented.

(c) Stock options:

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the "Plan") which was amended on February 1, 1999. As at March 31, 2004, the Company has 1,327,858 (2003 - 2,399,100) stock options outstanding in total, comprised of 1,327,858 (2003 - 1,919,100) granted inside the Plan and nil (2003 - 480,000) granted outside the plan.

	Number of shares	Weighted average exercise price
Balance, March 31, 2002	3,661,000	$ 1.78
Granted	364,000	1.61
Exercised	(544,900)	1.12
Expired	(1,081,000)	2.78
Balance, March 31, 2003	2,399,100	1.46
Granted	12,858	1.40
Exercised	(560,040)	1.29
Expired	(324,060)	2.19
Cancelled	(200,000)	1.32
Balance, March 31, 2004	1,327,858	$ 1.37

6. Share capital (continued):

(c) Stock options (continued):

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2004:

	Options outstanding			Options exercisable	
Range of exercise prices	Number of shares	Weighted average remaining life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 0.67	50,000	2.7 years	$ 0.67	50,000	$ 0.67
$ 1.25 - $1.50	1,252,858	2.2 years	1.38	1,240,000	1.38
$ 2.06	25,000	4.0 years	2.06	25,000	2.06
	1,327,858	2.2 years	$ 1.37	1,315,000	$ 1.38

As at March 31, 2004, there were 12,858 options with an exercise price of $1.40 that vest in three equal portions of 4,286 on April 20, 2004, May 20, 2004 and June 20, 2004. All other options are fully vested.

During the year ended March 31, 2004, the Company granted 12,858 options to an employee at an exercise price of $1.40 per share. During the year ended March 31, 2003, the Company granted 339,000 options to directors, officers, and employees at an exercise price ranging from $1.36 to $1.71 per share. The weighted average fair value of the options granted to employees in 2004 was $0.38 (2003 - $0.26). In accordance with the Company's stated accounting policy (note 2(f)), no compensation cost is recorded in these financial statements for share options granted to directors, officers and employees.

During the year ended March 31, 2003, the Company also granted 25,000 options to a consultant at an exercise price of $2.06 per share. These options had a term of five years or 30 days after cessation of the consulting agreement. The fair value of the 25,000 options granted to the consultant was estimated to be $24,419 and has been recorded as a consulting expense in the year ended March 31, 2003.

The table below presents pro forma net loss and net loss per share using the fair market value method of accounting for all employee stock-based compensation plans. The pro forma adjustments presented below pertain to the new options granted to employees since adoption of the new stock-based compensation standards on April 1, 2002. The pro forma disclosure does not include the effect of awards granted before April 1, 2002.

Reconciliation of pro forma net loss to common shareholders:

	2004	2003
Net loss as reported	$ (1,813,005)	$ (1,718,342)
Pro forma adjustment	(4,944)	(69,957)
Pro forma net loss	$ (1,817,949)	$ (1,788,299)
Pro forma basic and diluted loss per share	$ (0.04)	$ (0.04)

The fair value of the options granted to employees and non-employees in 2004 and 2003 has been estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2003
Dividend yield	0%	0%
Expected volatility	93%	62% - 75%
Risk-free interest rate	3.0%	4.0%
Expected lives	5 to 8 months	1 to 30 months

Subsequent to March 31, 2004, 82,858 options were exercised for proceeds of $105,500.

6. Share capital (continued):

(d) Share purchase warrants:

The following presents the continuity of share purchase warrants outstanding:

Issue date	Balance, March 31, 2003	Issued	Exercised	Lapsed	Balance, March 31, 2004	Exercise price	Expiry date
December 6, 2001	1,205,878	-	-	-	1,205,878	$ 0.58	December 6, 2004

Issue date	2002	Balance, March 31, Issued	Exercised	Lapsed	2003	Balance, March 31, price	Exercise Expiry date
September 15, 2000	983,666	-	(983,666)	-	-	$ 0.80	September 15, 2002
October 24, 2000	880,066	-	(755,066)	(125,000)	-	0.80	October 24, 2002
December 6, 2001	1,636,912	-	(431,034)	-	1,205,878	0.58	December 6, 2004
	3,500,644	-	(2,169,766)	(125,000)	1,205,878		

7. Related party transactions:

Included in management fees during the year ended March 31, 2004 is nil (2003 - $45,000) for management services paid to a director of the Company.

Included in professional fees during the year ended March 31, 2004 is $21,000 (2003 - nil) paid for corporate services to a company owned by a director of the Company.

During the year ended March 31, 2004, the Company paid $176,896 (2003 - $193,301) for consulting, management, property evaluation and administration services to a director and to companies in which other directors have an interest.

During the year ended March 31, 2004, the Company paid nil (2003 - $20,340) for secretarial and public relations services to individuals related to a director of the Company.

During the year ended March 31, 2004, the Company entered into a new consulting agreement with a director. As compensation for terminating his old consulting agreement, the director is to receive US $120,000 payable in 12 equal monthly instalments commencing January 1, 2004. As at March 31, 2004, the remaining US $90,000 is included in accounts payable and accrued liabilities. As further compensation, 60,000 shares were issued to the director on February 20, 2004 with 55,000 shares held in escrow to be released in 11 equal monthly portions commencing February 27, 2004. The value of the shares, based on quoted market prices on the date of issuance, was $156,000 and this amount, along with the US $120,000 cash payments, has been charged to contract termination expense during the year ended March 31, 2004.

During the year ended March 31, 2003, a severance payment of $331,500 was paid to a director of the Company.

As at March 31, 2004, $3,000 (2003 - $3,050) was owed to directors of the Company. Amounts are repayable on demand, unsecured and non-interest bearing.

8. Income taxes:

Income tax expense (recovery) differs from the amounts computed by applying the combined federal and provincial tax rate of 36.1% (2003 - 42.6%) to pre-tax income from continuing operations primarily as a result of losses, the tax benefit of which have not been recognized. Income tax expense of nil (2003 - $5,581) relates to large corporations tax.

As at March 31, 2004, the tax effect of the significant components within the Company's future tax asset (liability) are as follows:

		2004		2003
Mineral properties and deferred exploration	$	244,000	$	(286,000)
Loss carry forwards		2,095,000		3,827,000
Equipment		172,000		167,000
Other		3,000		4,000
		2,514,000		3,712,000
Valuation allowance		(2,514,000)		(3,712,000)
Net future income tax asset (liability)	$	-	$	-

At March 31, 2004, the Company has available losses for income tax purposes totalling approximately $5.8 million, expiring at various times from 2005 to 2011. Of the available losses $2.3 million are subject to acquisition of control rules which may restrict their future deductibility. The Company also has available tax pools of approximately $33.2 million, which may be carried forward and utilized to reduce future taxable income. Included in the $33.2 million of resource tax pools is $24.5 million that is successored, which can only be utilized against taxable income from specific mineral properties.

MOUNTAIN PROVINCE DIAMONDS INC.

CORPORATE INFORMATION

Officers & Directors

Elizabeth J. Kirkwood
Chairman, Chief Financial Officer, Secretary and Director

Jan W. Vandersande, Ph.D.
President, Chief Executive Officer and Director

Carl G. Verley, B.Sc., P. Geol.
Director

David E. Whittle, B.Com., C.A.
Director

D.H.W. (Harry) Dobson
Director

Jonathan Comerford, B.A., M.B.S.
Director

Shares Traded

MPV - Toronto Stock Exchange
MPVI - OTC BB

Capitalization*

Shares Authorized	500,000,000
Shares Issued*	51,384,969
Fully Diluted*	53,735,847

*As of August 2, 2004

Canadian Office

Mountain Province Diamonds Inc.

21 Nesbitt Drive
Toronto, ON, Canada M4W 2G2

Additional information relating to the company can be found on our website:

www.mountainprovince.com

USA Office

Mountain Province Diamonds Inc.

Empire Towers I
Suite 465-3633 E. Inland Empire Blvd.
Ontario, CA, USA 91764

telephone: (909) 466-1411
facsimile: (909) 466-1409
e-mail: info@mountainprovince.com

Registrar & Transfer Agent

Computershare Trust Company of Canada

510 Burrard Street
Vancouver, BC, Canada V6C 3B9

telephone: (604) 661-9400

100 University Avenue, 9th Floor
Toronto, ON, Canada M5J 2Y1

telephone: 1-800-564-6253

Legal Counsel

MacNeill Law

P.O. Box 11142
950-1055 West Georgia Street
Vancouver, BC, Canada V6E 3P3

telephone: (604) 639-1180

Bank

Bank of Montreal

Main Branch
595 Burrard Street
Vancouver, BC, Canada V7X 1L7

Auditors

KPMG LLP

777 Dunsmuir Street
P.O. Box 10426, Pacific Centre
Vancouver, BC, Canada V7Y 1K3

Computershare

Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

August 18, 2004

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Mountain Province Diamonds Inc.

We confirm that the following material was sent by pre-paid mail on August 17th, 2004 to the registered shareholders of Common shares of the subject Corporation:

- A Notice of Annual General Meeting / Information Circular
- B Articles of Mountain Province Diamonds Inc. (Incorporation No. 553442)
- C Proxy
- D Supplemental Mailing List Return Card
- E Annual Report 2004 including Letter to Shareholders / Management's Discussion and Analysis / Consolidated Financial Statements for the years ended March 31, 2004 and 2003
- F Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Karen Patrus"
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4504)
Fax: 604.661.9401

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOUNTAIN PROVINCE DIAMONDS INC.

(Registrant)

Date August 20, 2004

By: E J Kirkwood

Elizabeth J. Kirkwood
Chairman of the Board and CFO